TC 9/13

Act 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 2 8 2002 SEC MAIL PROCESSING WASH. D.C. 154 SECTION

SEC FILE NUMBER
8-11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Midstate Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Jefferson Street
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 N. Center Street (Address) Bloomington (City) Illinois (State) 61701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
PATRICK M. McCREE
Notary Public, State of Illinois
My Commission Expires 12-19-2002

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Dunbar, Breitweiser
& COMPANY, LLP

CERTIFIED PUBLIC
ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated as of June 30, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2002, in conformity with U.S. generally accepted accounting principles.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
July 15, 2002

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Cash	$ 27,111
Accounts receivable:	
Securities sold, broker	3,553,314
Securities sold, customer	2,224,547
Interest	5,377
Refundable income taxes	20,480
Security deposit	1,000
Investment in municipal bonds	154,606
Investment in Nasdaq common stock and warrants	85,100
Prepaid expenses	4,624
Property and equipment, net of accumulated depreciation and amortization of $384,561	215,800
	$ 6,291,959

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payables:	
Securities purchased	$ 5,602,840
Trade	144,869
Accrued expenses	79,391
	$ 5,827,100

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	439,859
	$ 464,859
	$ 6,291,959

See Notes to Statement of Financial Condition.

FIRST MIDSTATE INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Use of estimates:

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with U.S. generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Investment banking revenue is recorded as follows: Consulting fees when actually received and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The effect on income of recording consulting fees when received rather than as earned is immaterial.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

The investment in Nasdaq warrants is carried at cost which management believes approximates market value.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Property and Equipment:

Equipment and leasehold improvements are stated at cost. Depreciation of equipment and amortization of leasehold improvements is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7
Leasehold improvements	5-31½

Note 2. Cash

Included in cash at June 30, 2002 is approximately $1,000, which represents amounts segregated in "Special Reserve Bank Accounts for the Exclusive Benefit of Customers". No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2002, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company maintains cash balances at financial institutions located in Central Illinois. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company also maintains two money market mutual fund accounts with balances totaling $23,147. These balances are not insured by the FDIC.

Note 3. Investment in Municipal Bonds

The Company's investment in municipal bonds as of June 30, 2002 is reflected below:

Description	Maturity Date	Cost	Market Value
Community School District Number 1,	February 1, 2003	$ 70,000	$ 72,541
Roxana, Illinois	February 1, 2004	75,000	82,065
		$145,000	$154,606

Note 4. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 140,507	$ 36,113	$ 104,394
Office equipment	361,953	286,577	75,376
Leasehold improvements	97,901	61,871	36,030
	$ 600,361	$ 384,561	$ 215,800

Note 5. Pension and Profit-Sharing Plans

The Company has a money-purchase pension plan and a profit-sharing plan covering all eligible employees. The contributions for the pension plan are based on 9.72% of each participant's compensation. The contributions to the profit-sharing plan are discretionary and determined annually by the Board of Directors.

Note 6. Related Party Transactions

The Company leases its office building from a related party under a month-to-month lease. The Company pays a monthly rental of $6,000 and is responsible for interior maintenance and/or alterations, utilities and liability insurance. A security deposit of $1,000 has been paid to the owner of the building.

Note 7. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $135,250 which was $35,250 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.66 to 1.

Note 8. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 9. Audited Statement to Customers

The Statement of Financial Condition of the most recent annual audit report of First Midstate Incorporated, pursuant to Rule 17a-5, is available for examination at the principal office located in Bloomington, Illinois and at the regional office of the Securities and Exchange Commission in Chicago, Illinois.